SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                   FORM U-6B-2

                           Certificate of Notification

                    Filed by a registered holding company or
                       subsidiary thereof pursuant to Rule
                     20(d) adopted under the Public Utility
                          Holding Company Act of 1935.

                                SCANA Corporation
                                  (the Company)

      This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule 48.

     1. Type of security or securities.

           Money pool activity which allows utility and nonutility subsidiaries of SCANA Corporation to contribute and/or borrow funds without resorting to an external provider or creditor.

     2. Issue, renewal or guaranty.

            Money pool advances

     3. Principal amount of each security.

           See Schedules I and II

     4. Rate of interest per annum of each security.

           See Schedules I and II

     5. Date of issue, renewal or guaranty of each security.

           See Schedules I and II

     6. If renewal of security, give date of original issue.

           Not Applicable

     7. Date of maturity of each security.

           See Schedules I and II

     8. Name of persons to whom each security was issued, renewed or guaranteed.

           See Schedules I and II

     9. Collateral given with each security, if any.

           None

     10. Consideration received for each security.

           Consideration is principal amount.

     11. Application of proceeds of each security.

           General corporate funds for use in the ordinary course of business.

     12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

a. the provisions contained in the first sentence of Section 6(b)

b. the provisions contained in the fourth sentence of Section6(b)

c. the provisions contained in any rule of the commission other than Rule 48 X

     13.    If the security or securities are exempt from the provisions of
            Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than five percentum of the principal amount and par value of the other securities of such company then outstanding.

           Not applicable

     14.    If the security or securities are exempt from the provisions of
            Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

           Not applicable

     15.    If the security or securities are exempt from the provisions of
            Section 6(a) because of any rule of the Commission other than Rule 48 designate the rule under which exemption is claimed.

           Rule 52


                                     SCANA Corporation


                                     By:      s/ James E. Swan, IV
                                              ----------------------------
                                              James E. Swan, IV
                                              Controller

Dated:   November 17,  2003




                                                                                                            Schedule I


                           Nonutility Money Pool Activity
                      For the quarter ended September 30, 2003

                                                Aggregate               Aggregate             Aggregate              Aggregate
                                                Borrowings               Receipts           Contributions           Withdrawals
            Company Receiving Advances  During the Period (1) (2)   During the Period   During the Period (2)    During the Period
-----------------------------------------------------------------------------------------------------------------------------------

ServiceCare, Inc.                                   -                       -                  1,250,000                 -
South Carolina Pipeline Corporation              88,950,000              82,400,000               -                      -
SCANA Energy Marketing, Inc.                   114,346,000             110,355,000            57,900,000            57,900,000
Primesouth, Inc.                                    -                     2,000,000               -                      -
SCANA Services, Inc.                             94,470,000             112,900,000               -                      -
SCG Pipeline, Inc.                                5,175,700                 -                     -                      -

(1)  Due on demand
(2)  Interest rate at end of quarter:   6.1617%






                                                                                                       Schedule II


                                                   Utility Money Pool Activity
                                            For the quarter ended September 30, 2003

                                                    Aggregate           Aggregate             Aggregate            Aggregate
                                                    Borrowings           Receipts           Contributions         Withdrawals
            Company Receiving Advances          During the Period   During the Period     During the Period    During the Period
-------------------------------------------------------------------------------------- ---------------------------------------------

            There were no Utility Pool transactions during the period.






